Exhibit 99.1
Shinhan Financial Group 2018 1H Business Results to be released on July 24, 2018.

Shinhan Financial Group will release its 2018 1H business results on July 24, 2018. The earning presentation materials will be posted on our website, www.shinhangroup.com.